UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3 TO

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

ENCANA CORPORATION

(Exact name of Registrant as specified in its charter)

Canada	98-0355077
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Suite 4400, 500 Centre Street SE, PO Box 2850 Calgary, Alberta, Canada	T2P 2S5
(Address of principal executive offices)	(Zip Code)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered Common shares, no par value (including common share purchase rights)	Name of each exchange on which each class is to be registered New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates:

______________________(if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of class)

At the 2019 annual meeting of shareholders held on April 30, 2019, the shareholders of Encana Corporation (the “Corporation”) approved the amendment and reconfirmation of the Amended and Restated Shareholder Rights Plan Agreement, dated as of April 30, 2019, between the Corporation and AST Trust Company (Canada), as rights agent (the “Rights Plan”). This Amendment No. 3 to the registration statement on Form 8-A of the Corporation amends and restates the information set forth in the registration statement on Form 8-A (File No. 001-15226) originally filed with the Securities and Exchange Commission by the Corporation (f/k/a PanCanadian Energy Corporation) on August 16, 2001, as amended by Form 8-A filed on October 17, 2001 and June 30, 2004.

Item 1.	Description of Registrant’s Securities to be Registered.

Purpose of the Rights Plan

The primary objective of the Rights Plan is to provide the board of directors of the Corporation (the “Board”) with sufficient time to explore and develop all options for maximizing shareholder value if a take-over bid is made for the Corporation and to provide every shareholder with an equal opportunity to participate in such a bid. The Rights Plan encourages a potential acquiror to proceed either by way of a Permitted Bid (as defined in the Rights Plan), which requires the take-over bid to satisfy certain minimum standards designed to promote fairness, or with the concurrence of the Board.

Term

The Rights Plan must be reconfirmed by a simple majority of votes cast by shareholders at every third annual meeting of shareholders of the Corporation. The Rights Plan was reconfirmed and approved at the 2019 annual meeting of shareholders, and will require reconfirmation at the 2022 annual meeting of shareholders in order to remain effective.

Issue of Rights

Upon the Rights Plan becoming effective, one right (“Right”) was issued and attached to each common share of the Corporation (“Common Share”). One Right also attached to each subsequently issued Common Share.

Rights Exercise Privilege

The Rights generally separate from the Common Shares and become exercisable ten trading days (the “Separation Time”) after a person has acquired, or commenced a take-over bid to acquire, 20 percent or more of the Common Shares, other than by an acquisition pursuant to a take-over bid permitted by the Rights Plan (a “Permitted Bid”). The acquisition by any person (an “Acquiring Person”) of 20 percent or more of the Common Shares, other than by way of a Permitted Bid, is referred to as a “Flip-in Event”. Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event. Ten trading days after the occurrence of the Flip-in Event, each Right (excluding Rights held by an Acquiring Person which have become void), will permit the purchase by holders of such Rights of Common Shares at a 50 percent discount to their market price.

The issue of the Rights is not initially dilutive. Upon a Flip-in Event and Rights separating from the Common Shares, reported earnings per share of the Corporation on a diluted or non-diluted basis may be affected. An Acquiring Person, and holders of Rights who do not exercise their Rights upon the occurrence of a Flip-in Event, may suffer substantial dilution.

Lock-Up Agreements

A bidder may enter into lock-up agreements with shareholders whereby such shareholders agree to tender their Common Shares to the take-over bid (the “Subject Bid”) without a Flip-in Event occurring. Such agreement must be publicly disclosed and allow the shareholder to withdraw the Common Shares to tender to another take-over bid or to support another transaction that exceeds the value of the Subject Bid either on an absolute basis or by as much or more than a specified amount, which specified amount may not be greater than seven percent. The definition of “Lock-Up Agreement” provides that no “break up” fees or other penalties that exceed, in the aggregate, the greater of two and a half percent of the price or value of the consideration payable under the Subject Bid and 50 percent of the increase in the consideration resulting from another take-over bid transaction shall be payable by the shareholder if the shareholder fails to tender its Common Shares to the Subject Bid.

Certificates and Transferability

Prior to the Separation Time, the Rights are evidenced by a legend imprinted on certificates for the Common Shares or by book entry form registration and are not transferable separately from the Common Shares. From and after the Separation Time, Rights are evidenced by Rights certificates or by book entry form registration, which will be transferable and traded separately from the Common Shares.

The requirements for a Permitted Bid include the following:

●	the take-over bid must be made by way of a take-over bid circular;
●	the take-over bid must be made to all holders of Common Shares;
●

the take-over bid must be outstanding for a minimum period of 105 days or such shorter period that a take-over bid must remain open for deposits of securities, in the applicable circumstances, pursuant to Canadian securities laws;

●

Common Shares tendered pursuant to the take-over bid may not be taken up prior to the expiry of the period and only if at such time more than 50 percent of the Common Shares held by Independent Shareholders (as defined below) have been tendered to the take-over bid and not withdrawn; and

●

if more than 50 percent of the Common Shares held by Independent Shareholders (as defined below) are tendered to the take-over bid within the period and the Common Shares are taken up by the bidder, the bidder must make a public announcement of that fact and the take-over bid must remain open for deposits of Common Shares for not less than 10 business days from the date of such public announcement.

“Independent Shareholders” is defined in the Rights Plan as all holders of Common Shares, excluding any Acquiring Person (as defined therein), any person that is making or has announced a current intention to make a take-over bid for the Common Shares, affiliates, associates and persons acting jointly or in concert with such excluded persons, and any person who is a trustee of an employee benefit, deferred profit sharing, stock participation or other similar plan or trust for the benefit of employees of the Corporation unless the beneficiaries of the plan or trust direct the manner in which the Common Shares are to be voted.

The Rights Plan allows for a competing Permitted Bid (a “Competing Permitted Bid”) to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid except that it must be outstanding for a minimum number of days as required under Canadian securities laws.

Waiver

The Board, acting in good faith, may prior to the occurrence of a Flip-in Event, waive the application of the Rights Plan to a particular Flip-in Event where the take-over bid is made by a take-over bid circular to all holders of Common Shares or pursuant to an amalgamation, plan of arrangement or other procedure (statutory or otherwise) having similar effect which has been approved by the Board and the requisite majority of holders of Common Shares (each, an “Exempt Acquisition”). Where the Board exercises the waiver power for one take-over bid, the waiver will also apply to any other take-over bid for the Corporation made by a take-over bid circular to all holders of Common Shares prior to the expiry of any other bid for which the Rights Plan has been waived.

Redemption

The Board, with the approval of a majority of votes cast by the Independent Shareholders (or the holders of Rights if the Separation Time has occurred) voting in person or by proxy at a meeting duly called for that purpose, may redeem the Rights at $0.000001 per Right. Rights will be deemed to have been redeemed by the Board following completion of a Permitted Bid, Competing Permitted Bid or Exempt Acquisition.

Amendment

The Board may amend the Rights Plan with the approval of a majority of the votes cast by the Independent Shareholders (or the holders of Rights if the Separation Time has occurred) voting in person or by proxy at a meeting duly called for that purpose. The Board, without such approval, may correct clerical or typographical errors and, subject to approval as noted above at the next meeting of the holders of Common Shares (or the holders of Rights, as the case may be), may make amendments to the Rights Plan to maintain its validity due to changes in applicable legislation.

Board

The Rights Plan will not detract from or lessen the duty of the Board to act honestly and in good faith with a view to the best interests of the Corporation. When a Permitted Bid is made, the Board will continue to have the duty and power to take such actions and make such recommendations to shareholders as are considered appropriate.

Exemption for Investment Managers

Investment managers (for client accounts), trust companies (acting in their capacities as trustees and administrators), statutory bodies whose business includes the management of funds and administrators of registered pension plans acquiring greater than 20 percent of the Common Shares are exempted from triggering a Flip-in Event, provided that they are not making, or are not part of a group making, a take-over bid.

Amendments to the Rights Plan

The Rights Plan, as approved at the 2019 annual meeting of shareholders held on April 30, 2019, also reflects the following amendments intended to conform the plan to reflect certain governance practices and recommendations provided by shareholder proxy advisory firms, and to make other amendments of a general housekeeping nature:

●

amending the definition of “Acting Jointly or in Concert” to remove the reference in such definition to a similar definition found in Multilateral Instrument 62-104 Take-Over Bids and Issuer Bids (“MI 62-104”);

●

replacing all remaining references to MI 62-104 with references to National Instrument 62-104 – Take-Over Bids and Issuer Bids (“NI 62-104”), which replaced MI 62-104 upon the adoption of a harmonized take-over bid regime for all Canadian jurisdictions in 2016;

●

amending the definition of “Competing Permitted Bid” to clarify that Common Shares tendered pursuant to such a bid cannot be taken up until the close of business on the later of (i) the earliest date on which Common Shares may be taken up under any other Permitted Bid (as defined in the Rights Plan) or Competing Permitted Bid then in existence; and (ii) the last day of the minimum initial deposit period prescribed for such a bid by NI 62-104; and

●	certain additional conforming, technical and administrative amendments to correct typographical errors and ensure consistency and clarity among provisions.

Item 2.	Exhibits.

Exhibit No.	Description

4.1	Amended and Restated Shareholder Rights Plan Agreement, dated as of April 30, 2019, between Encana Corporation and AST Trust Company (Canada), as rights agent (incorporated by reference to Exhibit 4.1 to the Corporation’s Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on May 1, 2019, File No. 001-15226).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized, on May 6, 2019.

ENCANA CORPORATION

By:	/s/ Dawna I. Gibb
Name: Dawna I. Gibb
Title: Assistant Corporate Secretary